

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2012

Via E-mail
Dr. Yuval Cohen
President
Morria Biopharmaceuticals PLC
53 Davies Street, London
United KingdomW1K 5JH

      **Re:    Morria Biopharmaceuticals PLC**
              **Registration Statement on Form F-1**
              **Filed December 3, 2012**
              **File No. 333-185247**

Dear Dr. Cohen:

      We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Exhibit 5.1

1. In Section 1 of the legal opinion filed as Exhibit 5.1, you list the documents examined by counsel (the "Documents").  You state on page 2 of the legal opinion that you have relied upon the Documents listed without independent investigation of the matters provided for in such Documents for the purpose of providing the opinions expressed in Exhibit 5.1.  In addition, you have reviewed the drafts of Documents 1.3 to 1.5 (the "Transaction Documents") and not the final executed versions of the Transaction Documents.  Further, in Documents 1.6 and 1.7, you refer to specific minutes and resolutions that counsel has reviewed.

   The language of the legal opinion implies that counsel reviewed only the documents listed in Section 1.  Please remove language in the opinions implying that counsel's review was limited to only a specific set of documents. We will not object to counsel including a list of documents it reviewed provided that the language does not state or imply that these were the only documents reviewed by counsel. Counsel must review all documents necessary in order to render its opinion regarding the legality of the shares.

2. We note that the opinion contains a lengthy list of assumptions or qualifications that appear to be neither necessary nor appropriate. While certain assumptions are appropriate, such as that the documents reviewed or relied upon in giving the opinion are authentic and complete, or that the signatures on documents are genuine, other assumptions cover matters that appear to be essential to rendering the opinion given. Others are either overly broad, concern facts that are readily ascertainable or gratuitous insofar as the purpose of the provision is difficult to ascertain. For example, refer to certain assumptions relating to whether the final form Transaction Documents are in the same form as those circulated to counsel in draft form; that the resolutions of the board of directors were duly passed at properly convened meetings of duly appointed directors of the Company at which a quorum was present throughout, have not been amended or rescinded; that as of the date of the opinion, the Company has not passed a voluntary winding up resolution, etc. We also note that there are assumptions, the purpose of which is unclear, such as the assumption that none of the parties who are party to the Transaction Documents, or who have received any prospectuses in relation to the Company, or any documents related to any matters relating to the Transaction Documents are resident in or were in the United Kingdom at the time they entered into or received any such documents.

   Please have counsel revise its opinion to remove all assumptions or qualifications that are inconsistent with the staff's views contained in Section II.B.3 of Staff Legal Bulletin No. 19 (Oct. 14, 2011) or unnecessary to the substance of the opinion rendered. To the extent counsel wishes to retain the assumptions contained in the opinion, please provide us with supplemental support justifying their inclusion. Please also provide us with a blackline version showing the revisions made to the opinion.

3. Please note that Commission rules require an opinion of counsel with respect to whether the securities being registered will be, when sold, non-assessable. Please revise the legal opinion to opine as to whether the ordinary shares that are the subject of the registration statement will be non-assessable when sold. Please refer to Section II.B.1.a of Staff Legal Bulletin No. 19 for guidance.

4. The legal opinion includes the sentence, "This opinion is given to the addresses for the sole benefit of the addresses and for the purpose of the Transaction Documents. . . . This opinion may not be delivered to nor relied upon by any other person or for any other purpose and is not to be quoted or referred to in any document or filed with any person, except in any case with our prior written consent." Please note that these sentences are impermissible limitations on reliance, since all purchasers in the offering are entitled to rely on the opinion of counsel. Please remove these statements from the legal opinion. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc:     Jeffrey P. Schultz, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        666 Third Avenue
        New York, NY 10017